Galenfeha, Inc.
2705 Brown Trail
Suite 100
Bedford, Texas 76021

September 8th, 2014

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Request to Withdraw Registration Statements on Form S-3 (File No. 333-197342) and Form S-1 (File No. 333-198573)

    Ladies and Gentlemen:

    Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Galenfeha, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statements, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on July 10, 2014.

    The Registrant is requesting to withdraw the Registration Statements because it has been informed that the company does not qualify to use Form S-3. The subsequent filing of Form S-1 on August 4th, 2014 was an amendment to the Form S-3, and thereby is also needed to be withdrawn.

    The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

    Should you have any questions regarding this matter, please call counsel to the Company, Michael Stolzar with Karlen and Stolzar, LLP at (914) 949-4600.

Sincerely,

GALENFEHA, INC.

By: /s/ James Ketner
       James Ketner
       President and Chief Executive Officer